UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

FORM 11-K

(Mark One)

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2020

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _________________

Commission file number 1-31447

A.     Full title of the plan and address of the plan, if different from that of the issuer named below:

CenterPoint Energy Savings Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CenterPoint Energy, Inc.
1111 Louisiana Street
Houston, Texas 77002

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

        REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the CenterPoint Energy
Savings Plan:

Opinion on the Financial Statements

We have audited the Statements of Net Assets Available for Benefits of the CenterPoint Energy Savings Plan (the Plan) as of December 31, 2020 and 2019, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2020 and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing audit procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplementary information of Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones, LLP

Houston, Texas
June 22, 2021

CENTERPOINT ENERGY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2020	2019
Assets	(in thousands)
Investments at fair value	$2,404,229	$2,049,101
Fully benefit-responsive investment contracts at contract value	304,836	244,932
Total investments	2,709,065	2,294,033

Receivables:
Notes receivable from participants	35,895	36,141
Dividends and interest	33	368
Investment transactions	15	—
Employer contributions	2,728	1,039
Participant contributions	1,240	—
Plan-to-Plan transfer of net assets from Vectren Corporation Retirement Savings Plan	—	308,471
Total receivables	39,911	346,019
Total Assets	2,748,976	2,640,052

Liabilities
Investment transactions	(13)	—
Other	(254)	(146)
Total Liabilities	(267)	(146)
Net Assets Available for Plan Benefits	$2,748,709	$2,639,906

See accompanying Notes to Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2020

Investment Income:	(in thousands)
Net appreciation in investments	$250,199
Dividends and interest	22,604
Total investment income	272,803

Interest on note receivable from participants	2,198

Contributions:
Participant	82,086
Employer	55,502
Rollover	3,140
Total contributions	140,728

Expenses:
Benefits payments	(303,359)
Administrative expenses	(3,567)
Total expenses	(306,926)

Change in Net Assets Available for Plan Benefits	108,803

Net Assets Available for Plan Benefits:
Beginning of Period	2,639,906
End of Period	$2,748,709

See accompanying Notes to Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019
1.    Description of the Plan

The following description of the CenterPoint Energy Savings Plan (the Plan) provides only general information. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan’s provisions. In the case of any discrepancy between this summary and the Plan document, the Plan document will govern.

(a)General

The Plan is a defined contribution plan established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2009 through December 31, 2019, the Plan was a “safe harbor” 401(k) plan under the IRC, which means it was deemed to satisfy certain deferral and contribution nondiscrimination testing requirements. Effective January 1, 2020, the Plan is no longer a “safe harbor” plan and does not rely on the safe harbor provisions to satisfy these testing requirements.

Participants include all employees of CenterPoint Energy, Inc. (Company or CenterPoint Energy) and those subsidiaries and affiliates of the Company that have adopted the Plan except (a) employees covered by a collective bargaining agreement unless such agreement provides for participation in the Plan, (b) leased employees, (c) independent contractors and (d) non-resident aliens who receive no United States sourced income (Participants).

Effective as of the close of business on December 31, 2019, the Vectren Corporation Retirement Savings Plan (the Vectren Plan) was merged with and into the Plan, and certain subsidiaries of the Company that participated in the Vectren Plan became participating employers of the Plan. As such, employees of those subsidiaries became eligible to participate in the Plan (the Vectren Participants).

(b)Contributions

Participants may make pre-tax and/or Roth contributions up to 50% of eligible compensation, not to exceed the Internal Revenue Service (IRS) limits as defined in the Plan, except that Vectren Participants who are bargaining unit employees may contribute more than 50% of any bonus compensation in accordance with the terms of the Plan and the applicable collective bargaining agreement. Participants other than Vectren Participants may also make after-tax contributions up to 16%, of eligible compensation, not to exceed the IRS limits as defined in the Plan. Active Participants age 50 or over may contribute an additional pre-tax and/or Roth contribution not to exceed the IRS limit ($6,500 for 2020); however, the Company does not provide Company matching contributions on such “catch-up” contributions. Participants may also contribute amounts representing rollover eligible distributions from other defined benefit or defined contribution plans, IRC Section 403(b) annuity plans, IRC Section 457 governmental plans or individual retirement accounts. Participants direct their contributions into the various eligible investment options offered by the Plan. Contributions are subject to certain limitations as set forth under the IRC or the limits set forth in the Plan document.

All new employees are automatically enrolled in the Plan to make pre-tax contributions unless they elect otherwise. An employee who has been automatically enrolled is deemed to have elected to defer pre-tax contributions at a rate of 6% of eligible compensation (Automatic Contribution). A notice is provided to all employees who are scheduled to be automatically enrolled in the Plan (Automatic Enrollment Notice). In general, an employee has 30 days after receiving the Automatic Enrollment Notice to elect not to make any pre-tax contributions or choose a different contribution percentage.

Contributions, including all related employer matching contributions, made under the Automatic Contribution provision of the Plan are invested in the default investment fund as defined in the Plan unless the Participant elects otherwise. In addition, if a Participant is making contributions to the Plan from eligible regular pay, unless the Participant elects otherwise, his or her deferral rate is automatically increased by 1% on the first business day of April each year, up to a 10% maximum total deferral rate from regular pay. Employees may elect to change their contribution percentages and/or direct contributions to any of the investment options offered under the Plan at any time.

The Company matches 100% of the first 6% of eligible compensation contributed by a Participant to the Plan (excluding catch-up contributions) except with respect to (1) certain grandfathered non-bargaining Vectren Participants actively accruing benefits under a qualified defined benefit plan of the Company or an affiliate other than a cash balance benefit (Vectren

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019
Retirement Plan Participants) and (2) Vectren Participants who are bargaining unit employees. With respect to a Vectren Retirement Plan Participant, the Company matches 50% of the first 6% of eligible compensation contributed by such Participant. With respect to Vectren Participants who are bargaining unit employees, Company matching contributions are made in accordance with the Plan document and the applicable collective bargaining agreement and are generally 50% of the first 5%, 6%, or 8% of eligible compensation contributed by the Participant. The Company matching contribution for certain bargaining unit Vectren Participants covered under the Utility Workers Union of America, Local 175 (UWUA) agreement is limited to $1,400 per year.

The Company also makes non-matching contributions equal to 3% of eligible compensation for Participants who are not eligible to accrue benefits, other than interest credits, under any qualified defined benefit Plan of the Company or any of its subsidiaries or affiliates (other than certain grandfathered Vectren Participants who were employed by Indiana Energy, Inc. or one of its subsidiaries on December 31, 1998 and met certain age and service requirements) and who are not bargaining unit Vectren Participants. For Vectren Participants who are bargaining unit employees, the Company makes non-matching contributions in accordance with the Plan document and the applicable collective bargaining agreement. Employer contributions (matching and non-matching) are made in the form of cash and are invested in accordance with Participant elections.

The CenterPoint Energy Common Stock Fund (Company Stock Fund) is an investment option under the Plan. A Participant may not elect (i) that more than 25% of future contributions (including Company matching and non-matching contributions) be invested in the Company Stock Fund or (ii) a transfer of any portion of his or her current account balance that would result in more than 25% of the total account balance invested in the Company Stock Fund. Furthermore, any transfer of funds into or out of the Company Stock Fund and other elections under the Plan that impact investments in the Company Stock Fund are subject to the Company’s Insider Trading Policy. In addition, Participants may elect to have dividends paid on their investment in the Company Stock Fund either reinvested in the Company Stock Fund or paid to them in cash, and they can transfer all or part of their investment in the Company Stock Fund to the other investment options offered by the Plan.

(c)Investment Options

The Plan offered the following investment funds (Funds) as of December 31, 2020:

•CenterPoint Energy Stock Fund
•Fixed Income Fund
•International Equity Fund
•Large Company Growth Fund
•Large Company Value Fund
•S&P 500 Index Fund
•Small Company Fund
•Stable Value Fund
•Vanguard Target Retirement Income Fund
•Vanguard Target Retirement 2015 Fund
•Vanguard Target Retirement 2020 Fund
•Vanguard Target Retirement 2025 Fund
•Vanguard Target Retirement 2030 Fund
•Vanguard Target Retirement 2035 Fund
•Vanguard Target Retirement 2040 Fund
•Vanguard Target Retirement 2045 Fund
•Vanguard Target Retirement 2050 Fund
•Vanguard Target Retirement 2055 Fund
•Vanguard Target Retirement 2060 Fund
•Vanguard Target Retirement 2065 Fund

Upon enrollment in the Plan, Participants may direct contributions, in 1% increments, in any of the investment options; provided, however, that a Participant may not elect to invest more than 25% of future contributions (including Company contributions) in the Company Stock Fund. Participants should refer to the Plan prospectus for a detailed description of each Fund.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

(d)Participant Accounts

Individual accounts are maintained for each Participant. Each Participant’s account is credited with the Participant’s contributions and with allocations of the Company contributions and Plan earnings. Each Participant’s account is also charged with an allocation of administrative expenses. Allocations are based on Participant account balances. Participants are entitled to their vested account balance.

(e)Vesting and Forfeitures

Participants are vested immediately in their elective contributions plus earnings thereon. Participants, other than Vectren Participants who are bargaining unit employees, are also immediately fully vested in all Company contributions and actual earnings thereon. Company contributions for Vectren Participants who are bargaining unit employees generally vest ratably in 20% increments over 5 years but become fully vested upon reaching normal retirement age (age 65), becoming disabled (as defined in the Plan), death while an employee, or termination or partial termination of the Plan.

(f)Notes Receivable from Participants

Participants may borrow against their vested account balance. The maximum amount that a Participant may borrow is the lesser of (a) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made, over the outstanding balance of loans from the Plan on the date on which such loan is made or (b) 50% of the value of the Participant’s vested account balance under the Plan.

The loans are secured by the pledge of a portion of the Participant’s right, title and value of the Participant’s vested account balance under the Plan as determined immediately after the loans are made. The minimum loan amount is $500. Loans may be repaid over a period of up to five years and are subject to a $50 origination fee. Interest rates for loans originated from the Plan are fixed at the prime rate listed in The Wall Street Journal for the first of each month in which the loan is requested plus 1%. Loans that were rolled over from another qualified plan in connection with an acquisition or other business transaction maintain their original terms of the loan (including interest rate used for the loan). Loan transactions are treated as a transfer to (from) the investment fund from (to) notes receivable from Participants.

(g)Payment of Benefits

Upon termination of employment, a Participant whose account exceeds $5,000 may elect, upon written request at any time, to receive a distribution in a single lump-sum payment or fixed monthly, quarterly, semi-annual or annual installments over a period of ten years or less. A Participant may also elect a partial distribution of his or her account upon termination of employment. Such distributions are generally paid in the form of cash; however, if the Participant has investments in the Company Stock Fund, the Participant may elect an in-kind distribution of the Participant’s account balance in the Company Stock Fund.

Generally, to the extent a Participant has not requested a distribution by the time he or she reaches age 72 (or age 70½ for Participants who reach age 70½ before January 1, 2020), required minimum distributions will be made consistent with the terms and conditions of the Plan and the requirements of the IRC. Immediate lump-sum distributions are made for accounts which do not exceed $5,000, (subject to direct roll-over to an individual retirement account if greater than $1,000 but not exceeding $5,000, unless the Participant directs the distribution otherwise).

A Participant who is under the age of 59½ may make a withdrawal from amounts attributable to after-tax contributions, roll-over contributions, the vested portion of prior Plan accounts, and associated earnings, as applicable. If a Participant is under the age of 59½ and has less than five years of service and withdraws after-tax matched contributions, the Participant will be suspended from making after-tax contributions to the Plan for six months. A Participant who is age 59½ or older may make unlimited withdrawals from pre-tax contributions, Roth contributions, after-tax contributions, company matching and/or non-matching contributions if fully vested in those contributions, the vested portion of prior Plan accounts, rollover accounts and any associated earnings.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019
The Plan also allows active participants to apply for a “hardship” withdrawal from amounts attributable to pre-tax or Roth contributions (not including any earnings and gains thereon) in accordance with Plan provisions. Further, Vectren Participants who are bargaining unit employees and who are automatically enrolled in the Plan may elect, within 90 days after the date on which Automatic Contributions are first taken from their eligible compensation, to withdraw such automatic contributions.

From May 20, 2020 through December 31, 2020, in accordance with the Coronavirus Aid, Relief, and Economic Security (CARES) Act, Participants could take coronavirus distributions from the Plan of up to an aggregate amount of $100,000 if the participant or his or her spouse or dependent was diagnosed with the virus or with COVID-19 or if the Participant experienced adverse financial consequences due to the virus or COVID-19 under the circumstances set forth in the CARES Act. In addition, in accordance with the CARES act, required minimum distributions from the Plan for 2020 were waived.

(h)Administration

The assets of the Plan are held in trust by The Northern Trust Company (Trustee). Voya Institutional Plan Services, LLC is the recordkeeper for the Plan. The Benefits Committee of CenterPoint Energy, Inc. (Committee), appointed by the Board of Directors of the Company, is the Plan Administrator (Plan Administrator). The Committee retains an independent investment consultant to provide investment advice with respect to the Funds other than the Company Stock Fund. Changes to the Company Stock Fund may be made only by the Board of Directors of the Company.

(i)Termination of the Plan

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA and must give written notice to the Trustee.

(j)Subsequent Events

In preparing the accompanying financial statements, Plan management has reviewed all known events that have occurred after December 31, 2020, and through June 22, 2021, the date the financial statements were available to be issued, for inclusion in the financial statements and notes.

2. Summary of Accounting Policies

(a)Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States of America (GAAP). The preparation of the Plan financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b)New Accounting Standards

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, to streamline the disclosure requirements. Also, it removes certain disclosure requirements, including for Level 3 fair value measurements the valuation process, and adds certain quantitative disclosures. Adoption of the amended guidance is effective for annual reporting periods beginning after December 15, 2019 including interim periods within that reporting period, with early adoption permitted. The provisions of ASU 2018-13 are required to be adopted retrospectively with the exception of disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 measurements, which can be adopted prospectively. The Plan adopted ASU 2018-13 for the year ended December 31, 2020. In connection with the adoption, the standard had no impact on the financial statements and related disclosures.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019
(c)Investment Valuation and Income Recognition

The investments in all Funds, except for the fully benefit-responsive investment contracts, of the Plan are reported at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fully benefit-responsive investment contracts are stated at contract value. Security transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date.

(d)Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes are reclassified as distributions based upon the terms of the Plan. Interest income on notes receivable from Participants is recorded when it is earned.

(e)Payment of Benefits

Benefits are recorded when paid.

(f)Plan Expenses

Direct Plan expenses such as trustee, recordkeeping, auditing and investment management fees and certain general administrative expenses are paid from the Plan assets. These expenses are shown as a separate component in the Statement of Changes in Net Assets Available for Plan Benefits. Plan expenses other than the aforementioned items are included as a component of investment gains and losses and reported on Schedule C of Form 5500, if applicable, as indirect compensation in accordance with ERISA disclosure requirements.

(g)Pandemic

In March 2020, the World Health Organization classified the COVID-19 outbreak as a global pandemic, adversely affecting global economic activity and financial markets resulting in significant volatility during 2020. Although there have been signs of an improvement to the economy during 2020 and into 2021, uncertainty remains about the impact the pandemic may have on the economy and financial markets.

3.    Merger of Vectren Corporation Retirement Savings Plan

Effective as of the close of business on December 31, 2019, the Vectren Plan was merged with and into the Plan in accordance with section 414(l) of the Internal Revenue Code. As a result, Net Assets Available for Plan Benefits of $308 million were transferred from the Vectren Plan Trust on December 31, 2019 and received by the Plan on January 2, 2020.

4.    Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value as it relates to financial assets and liabilities and to non-financial assets and liabilities measured at fair value on a recurring basis. That framework provides a three-level valuation hierarchy based upon observable and unobservable inputs, with preference given to observable inputs. The three levels of the fair value hierarchy under FASB ASC 820 are described below:

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

Level 1	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2	Inputs, other than quoted prices included in Level 1, are observable either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the assets or liabilities; and

Level 3	Inputs are unobservable for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. Unobservable inputs reflect the Plan’s judgments about the assumptions market participants would use in pricing the asset or liability since limited market data exists. Unobservable inputs are based on the best information available in the circumstances, which might include the Plan’s own data.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2020 and 2019:

Asset	Level	Valuation Methodology

Common/collective trusts funds and Company Stock Fund	2	The investment funds provided under 1 (c) are customized common/collective trusts funds valued at the net asset value of units held by the Plan, and generally include the use of significant observable inputs in determining the unit value which is available daily.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2020 and 2019:

	Investments at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
	(in thousands)
Equity securities and funds	$—	$1,121,440	$—	$1,121,440
Target date funds	—	770,665	—	770,665
Fixed income funds	—	289,363	—	289,363
Company Stock Fund	—	222,761	—	222,761
Total investments at fair value	$—	$2,404,229	$—	$2,404,229
Fully benefit-responsive investment contracts at contract value				304,836
Total investments				$2,709,065

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

	*Investments at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
	(in thousands)
Equity securities and funds	$—	$914,829	$—	$914,829
Target date funds	—	578,123	—	578,123
Fixed income funds	—	250,825	—	250,825
Company Stock Fund	—	305,324	—	305,324
Total investments at fair value	$—	$2,049,101	$—	$2,049,101
Fully benefit-responsive investment contracts at contract value				244,932
Total investments				$2,294,033

*Presentation of prior year has been modified to align with current year but the change does not affect the fair value or Total.

5.    Stable Value Fund

The Stable Value Fund utilizes synthetic guaranteed investment contracts (Synthetic GICs). A Synthetic GIC includes a wrap contract issued by an insurance company or other financial institution and a portfolio of fixed income assets that are owned by the Stable Value Fund. The wrap contract provides that realized and unrealized gains and losses on the assets covered by the wrap contract are not reflected immediately in the net assets of the Stable Value Fund, but rather are amortized over the duration of the assets or other agreed upon period, through adjustments to the future interest crediting rates. The wrap contract provides a guarantee that all qualified participant withdrawals will occur at contract value which represents contributions made under the contract, plus earnings, less withdrawals made under the contract and administrative expenses. As of December 31, 2020, the investments held by the Stable Value Fund consist of:

(in thousands)
Synthetic guaranteed investment contracts	$297,083
Short term investment fund	7,753
Total contract values	$304,836

Wrap contracts provide that withdrawals associated with certain events not in the ordinary course of fund operations may be paid at market rather than contract value. Examples of such circumstances may include significant plan design changes, complete or partial plan terminations, severance programs, early retirement programs, the closing or sale of a subsidiary, bankruptcy of the plan sponsor or the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of the above events that would limit the Plan’s ability to conduct transactions with Participants at contract value is probable.

6.    Risks and Uncertainties

The Plan has investments in equities, mutual funds, commingled funds, and other investments. As part of its equity investments, the Plan has significant holdings of CenterPoint Energy, Inc. common stock with the Company Stock Fund. As a result, the values of the Plan’s investments may be materially impacted by the changes in the fair value of this security.

Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and Participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan’s investments.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019
7.    Tax Status

The IRS has determined and informed the Company by letter dated July 21, 2017 that the Plan is qualified, and the trust fund established is tax-exempt under the appropriate sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan sponsor’s counsel believe these amendments have not adversely affected the Plan’s qualified status and the related trust’s tax-exempt status as of the financial statement date.

GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress.

8.    Related Party Transactions

During 2020, the Plan purchased and sold shares of the Company’s common stock and units of short-term investment funds managed by the Trustee as temporary investments (party-in-interest transactions) as shown below:

		(in thousands)
Purchases	Company Common Stock	$8,657
	Northern Trust Collective Short-Term Investment Fund	303,627

Sales	Company Common Stock	$29,017
	Northern Trust Collective Short-Term Investment Fund	302,729

9.    Non-exempt Transaction

During the plan years ending in 2016 through 2019, prior to the merger of the Vectren Plan with and into the Plan, the Vectren Plan paid fees totaling $47,500 for the SmartDollar Program that provided financial education to Vectren Plan participants. The Vectren plan administrator reasonably and in good faith believed that such fees were reasonable administrative expenses payable from plan assets under ERISA and were not non-exempt transactions. However, after further evaluation by CenterPoint Energy, on February 11, 2021, Vectren Corporation (the Vectren Plan sponsor) reimbursed the Plan the total amount of these fees with adjusted earnings for the benefit of Vectren Plan participants. These transactions are reported on Schedule G of Form 5500.

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	EQUITY SECURITIES AND FUNDS
	ALIBABA GRP HLDG LTD	COMMON STOCK (ADR)	$3,500,259
	ASML HLDG NV	COMMON STOCK (ADR)	2,696,116
	ADR SEA LTD.	COMMON STOCK	508,573
	ADR TENCENT HLDGS LTD.	COMMON STOCK	3,420,239
	ADVANCED MICRO DEVICES INC.	COMMON STOCK	1,312,553
	AIRBNB INC. CLASS A	COMMON STOCK	117,146
	ALPHABET INC CAP STK CLASS C	COMMON STOCK	4,076,625
	ALPHABET INC. CAPITAL STOCK CLASS A	COMMON STOCK	10,039,122
	AMAZON COM INC.	COMMON STOCK	17,587,422
	ANTHEM INC.	COMMON STOCK	801,762
	APPLE INC.	COMMON STOCK	8,336,117
	APTIV PLC.	COMMON STOCK	2,497,659
	AVANTOR INC.	COMMON STOCK	1,410,428
	BECTON DICKINSON & CO.	COMMON STOCK	1,333,673
	BLACKROCK-EQUITY INDEX FUND	COMMON/COLLECTIVE TRUSTS FUND	424,501,383
	BLACKROCK-MSCI ACWI EX US INDEX FUND	COMMON/COLLECTIVE TRUSTS FUND	41,456,065
	BLACKROCK-RUSSELL 1000 GROWTH INDEX FUND	COMMON/COLLECTIVE TRUSTS FUND	177,438,796
	BLACKROCK-RUSSELL 1000 VALUE INDEX FUND	COMMON/COLLECTIVE TRUSTS FUND	63,418,882
	BLACKROCK-RUSSELL 2000 INDEX FUND	COMMON/COLLECTIVE TRUSTS FUND	41,225,029
	BOOKING HLDGS INC.	COMMON STOCK	1,910,998
	CARMAX INC.	COMMON STOCK	746,045
	CARVANA CO CLASS A	COMMON STOCK	1,423,586
	CENTENE CORP.	COMMON STOCK	1,038,639
	CHIPOTLE MEXICAN GRILL INC.	COMMON STOCK	1,091,341
	CIGNA CORP.	COMMON STOCK	3,946,468
	COSTAR GROUP INC.	COMMON STOCK	1,410,451
	DOLLAR GEN CORP.	COMMON STOCK	2,194,691
	DOORDASH INC. CLASS A	COMMON STOCK	92,216
	DRAFTKINGS INC. CLASS A	COMMON STOCK	951,733
	FACEBOOK INC. CLASS A	COMMON STOCK	10,572,111
	FARFETCH LTD. CLASS A	COMMON STOCK	823,149
	FIDELITY NATL INFORMATION SVCS INC.	COMMON STOCK	1,079,481
	GLOBAL PMTS INC.	COMMON STOCK	6,717,226
	GOLDMAN SACHS GROUP INC.	COMMON STOCK	1,151,094
	HARDING LOEVNER-INTL EQUITY COLLECTIVE INVESTMENT FUND	COMMON/COLLECTIVE TRUSTS FUND	43,623,225
	HCA HEALTHCARE INC.	COMMON STOCK	1,950,660
	HUMANA INC.	COMMON STOCK	1,561,077
	IAC/INTERACTIVECORP	COMMON STOCK	998,253
	INCYTE CORP.	COMMON STOCK	987,919
	INGERSOLL RAND INC.	COMMON STOCK	1,624,168
	INTUIT	COMMON STOCK	4,539,587
	INTUITIVE SURGICAL INC.	COMMON STOCK	3,320,668
	INVESTED CASH	INVESTED CASH	889,522
	LSV ASSET MANAGEMENT -VALUE EQUITY FUND	MUTUAL FUND	64,476,825
	LULULEMON ATHLETICA INC.	COMMON STOCK	1,369,846
	MARVELL TECHNOLOGY	COMMON STOCK	975,616
	MATCH GROUP INC.	COMMON STOCK	1,946,269

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	MICROSOFT CORP.	COMMON STOCK	$14,586,748
	MONGODB INC. GLASS A	COMMON STOCK	1,148,210
	NETFLIX INC.	COMMON STOCK	3,741,311
	NEXTERA ENERGY INC.	COMMON STOCK	1,746,290
	NIKE INC. CLASS B	COMMON STOCK	1,357,122
	NORFOLK SOUTHN CORP	COMMON STOCK	825,457
	PAYPAL HLDGS INC.	COMMON STOCK	3,913,950
	RINGCENTRAL INC. CLASS A	COMMON STOCK	740,507
	ROSS STORES INC.	COMMON STOCK	3,153,147
	S&P GLOBAL INC.	COMMON STOCK	1,042,403
	SALESFORCE COM INC.	COMMON STOCK	3,546,906
	SCHRODER-INTL EQUITY COLLECTIVE INVESTMENT FUND	COMMON/COLLECTIVE TRUSTS FUND	43,203,487
	SCHWAB CHARLES CORP.	COMMON STOCK	829,599
	SERVICENOW INC.	COMMON STOCK	2,440,607
	SHOPIFY INC. CLASS A	COMMON STOCK	230,918
	SLACK TECHNOLOGIES INC. CLASS A	COMMON STOCK	470,258
	SNAP INC.	COMMON STOCK	4,622,112
	SNOWFLAKE INC. CLASS A	COMMON STOCK	177,845
	SPLUNK INC COMSTK COM USD0.001	COMMON STOCK	2,170,854
	SPOTIFY TECHNOLOGY S A	COMMON STOCK	2,882,915
	STRYKER CORP.	COMMON STOCK	3,633,453
	SYNOPSYS INC.	COMMON STOCK	1,313,051
	UNITEDHEALTH GROUP INC.	COMMON STOCK	3,574,832
	VERTEX PHARMACEUTICALS INC.	COMMON STOCK	1,994,237
	VISA INC. CLASS A	COMMON STOCK	7,245,869
	WELLINGTON MANAGEMENT-SMALL CAP OPPORTUNITIES PORTFOLIO	COMMON/COLLECTIVE TRUSTS FUND	40,767,550
	WIX LTD.	COMMON STOCK	524,916
	XP INC. CLASS A	COMMON STOCK	465,329
	SUBTOTAL		$1,121,440,596

	TARGET DATE FUNDS
	VANGUARD-TARGET RETIREMENT 2015 TRUST FUND	COMMON/COLLECTIVE TRUSTS FUND	$21,887,237
	VANGUARD-TARGET RETIREMENT 2020 TRUST FUND	COMMON/COLLECTIVE TRUSTS FUND	61,017,237
	VANGUARD-TARGET RETIREMENT 2025 TRUST FUND	COMMON/COLLECTIVE TRUSTS FUND	122,610,117
	VANGUARD-TARGET RETIREMENT 2030 TRUST FUND	COMMON/COLLECTIVE TRUSTS FUND	83,456,740
	VANGUARD-TARGET RETIREMENT 2035 TRUST FUND	COMMON/COLLECTIVE TRUSTS FUND	93,132,318
	VANGUARD-TARGET RETIREMENT 2040 TRUST FUND	COMMON/COLLECTIVE TRUSTS FUND	82,393,049
	VANGUARD-TARGET RETIREMENT 2045 TRUST FUND	COMMON/COLLECTIVE TRUSTS FUND	119,198,769
	VANGUARD-TARGET RETIREMENT 2050 TRUST FUND	COMMON/COLLECTIVE TRUSTS FUND	82,165,678
	VANGUARD-TARGET RETIREMENT 2055 TRUST FUND	COMMON/COLLECTIVE TRUSTS FUND	56,652,210
	VANGUARD-TARGET RETIREMENT 2060 TRUST FUND	COMMON/COLLECTIVE TRUSTS FUND	16,385,906
	VANGUARD-TARGET RETIREMENT 2065 TRUST FUND	COMMON/COLLECTIVE TRUSTS FUND	4,473,499
	VANGUARD-TARGET RETIREMENT INCOME TRUST I FUND	COMMON/COLLECTIVE TRUSTS FUND	27,292,211
	SUBTOTAL		$770,664,971

	FIXED INCOME FUNDS
	LOOMIS SAYLES-FIXED INCOME FUND	MUTUAL FUND	$98,431,433
	MELLON BANK-EB DAILY LIQUIDITY AGGREGATED BOND FUND	COMMON/COLLECTIVE TRUSTS FUND	97,615,110
*	NORTHERN TRUST-SHORT-TERM INVESTMENT FUND	COMMON/COLLECTIVE TRUSTS FUND	2,792,204

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	VOYA-CORE PLUS TRUST FUND CLASS 4	COMMON/COLLECTIVE TRUSTS FUND	90,524,108
	SUBTOTAL		$289,362,855

*	CENTERPOINT ENERGY INC	COMPANY STOCK FUND	$222,761,193

**	STABLE VALUE FUND	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS	$304,835,758

	TOTAL PLAN INVESTMENTS AT FAIR VALUE		$2,709,065,373

*	NOTES RECEIVABLE FROM PARTICIPANTS
	CENTERPOINT ENERGY SAVINGS PLAN	LOANS ISSUED AT INTEREST RATES FROM 4.25% TO 8.25% WITH VARIOUS MATURITIES	$35,894,733

*	PARTY-IN-INTEREST
**	INVESTMENT AT CONTRACT VALUE BEING DEEMED AS FAIR VALUE

HISTORICAL COST INFORMATION IN COLUMN (D) IS NOT PRESENTED BECAUSE INVESTMENTS DISPLAYED ARE PARTICIPANT-DIRECTED.

CENTERPOINT ENERGY SAVINGS PLAN
EIN: 74-0694415 PN: 015
FORM 5500, SCHEDULE G, PART III – SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2020

(a) Identity of party involved	(b) Relationship to plan, employer or other party-in-interest	(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value
Vectren Corporation	Employer whose employees were covered under the Vectren Corporation Retirement Savings Plan (Vectren Plan), which has been merged with and into the CenterPoint Energy Savings Plan.	Certain fees for financial education were paid by the Vectren Plan during 2016 through 2019. Vectren Corporation reimbursed the Plan for these payments with earnings in 2021.

* Columns (d) though (j) are not shown as they are not applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTERPOINT ENERGY SAVINGS PLAN

By	/s/ Julienne P. Sugarek
(Julienne P. Sugarek, Chairperson of the Benefits Committee
of CenterPoint Energy, Inc., Plan Administrator)
June 22, 2021

EXHIBIT INDEX

Exhibit Number	Description	How Filed
23	Consent of Independent Registered Public Accounting Firm	Electronically filed herewith